UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.__4____)*


                           CGB&L Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock Par Value, $.01 Per Share
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                         (Title of Class of Securities)

                                   125270 10 8
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                                 (CUSIP Number)

                               Maralyn F. Heckman
201 East 600 North Road, P.O. Box 463, Cerro Gordo, Illinois 61818 (217)763-4101
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 13, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.        125270    10 8
         ----------------------

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1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).


                  Maralyn F. Heckman
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
             ---------------------------------

         (b)
             ---------------------------------
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3.       SEC Use Only
                      ---------------------------------
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4.       Source of Funds (See Instructions)     OO
                                            -----------
         (distribution under Company's Employee Stock Ownership Plan, Management Recognition Plan, and Incentive Stock Option Plan)
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)      N/A
                      ----------------------------------------------------------
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6.       Citizenship or Place of Organization   US Citizen
                                               ---------------------------------
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Number of         7.       Sole Voting Power         7,207
Shares            --------------------------------------------------------------
Beneficially
Owned             8.       Shared Voting Power      1,355.95
by                --------------------------------------------------------------
Each
Reporting         9.       Sole Dispositive Power    7,207
Person            --------------------------------------------------------------
With
                  10.      Shared Dispositive Power    1,355.95
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person   8,562.95
                                                                      ----------
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)     N/A
                       ---------------------------------------------------------
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13.      Percent of Class Represented by Amount in Row (11)   9.176%
                                                            --------------------
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14.      Type of Reporting Person (See Instructions)

                                    IN
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


ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value per share (the "Shares") of CGB&L Financial Group, Inc., a Delaware corporation (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

(a)      The name of the reporting person is Maralyn F. Heckman.

(b) Mrs. Heckman resides at 201 East 600 North Road, P. O. Box 463, Cerro Gordo, Illinois 61818.

(c) Mrs. Heckman's principal occupation is President, Chief Executive Officer, Secretary and Treasurer of the Company.

(d) During the last five years, Mrs. Heckman has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) During the last five years, Mrs. Heckman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)      Mrs. Heckman is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The acquisition of an additional 1530.45 shares of the Company's Common Stock which required this filing results from distributions of 248.45 shares from the Company's Employee Stock Ownership Plan ("ESOP"), 352 shares vested from the Company's Management Recognition Plan ("MRP"), and receipt of vested, but unexercised options for 930 shares pursuant to the Company's Incentive Stock Option Plan ("Option Plan").

ITEM 4.  PURPOSE OF THE TRANSACTION

This third amendment to Schedule 13D is being filed due to the receipt of additional shares of Company Common Stock which increased Reporting Person's ownership percentage by more than 1%.

The Shares acquired in this Schedule 13D/A by the Reporting Person were not acquired for the purpose of acquiring control of the Company. The Reporting Person may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by her at any time. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider her position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Reporting Person is the beneficial owner of 8,562.95 Shares, or approximately 9.176% of the 93,321 Shares outstanding.

(b) The Reporting Person is the direct beneficial owner of 7,207 Shares and has the sole power to vote and dispose of such Shares. Reporting Person's husband, Galen A. Heckman, is the direct beneficial owner of 400 Shares. By virtue of his relationship as Reporting Person's spouse, Galen A. Heckman, may be deemed to share with Reporting Person the indirect power to vote and dispose of his 400 Shares. Reporting Person also owns 955.95 shares by virtue of distributions from the Company's ESOP. For these 955.95 shares, Reporting Person has shared voting and shared investment power with the trustee of the ESOP. Reporting Person disclaims any beneficial ownership of the 400 Shares directly owned by Galen A. Heckman.

(c) Shares acquired in the past 60 days by the Reporting Person were 124.23 shares acquired on September 31, 2000 pursuant to a distribution from the Company's ESOP; 352 shares acquired on October 13, 2000 pursuant to a distribution from the Company's MRP; and vested, but unexercised options for 930 shares received on October 13, 2000 from the Company's Option Plan.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Maralyn F. Heckman and Galen A. Heckman are husband and wife.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: October 25, 2000                 /s/ Maralyn F. Heckman
      -------------------              -----------------------------------------
                                       Signature

                                       Maralyn F. Heckman
                                       -----------------------------------------
                                       Name/Title


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